Exhibit 99.2  -  Management  Assertion as to compliance with minimum
		 servicing standards for the year ended December 31, 2005




[HomEq Servicing logo]



			Management's Assertion




As of and for the year ended December 31, 2005, HomEq Servicing Corporation (the"Company") complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation for Mortgage Bankers. As of and for this same period, the Company had in effect a fidelity bond and errors and omissions policy both in the amount of $20 million.



HomEq Servicing Corporation

/s/ Arthur Q. Lyon					February 24, 2006
Arthur Q. Lyon
President



/s/ Keith G. Becher					February 24, 2006
Keith G. Becher
Chief Operating Officer